FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces its 2017 Third Quarter Results

Quarterly EBITDA sustained by solid multi-client sales

•	Revenue at $320m

•	GGR: solid Multi-Client quarterly sales boosted by Brazilian licensing rounds

•	Equipment: persistent low volumes

•	Contractual Data Acquisition: good operational performance in very challenging market conditions

•	EBITDAs[1] at $90m

•	Group Operating Income[1] at $(24)m

•	Multi-client capex at $54m, 131% prefunded

•	Other capex at $13m and Free Cash Flow[1] at $(11)m

•	Net income at $(124)m

Year-to-date results in line with our full year outlook

•	Revenue at $919m, up 6% year-on-year

•	EBITDAs[1] at $238m, up 4% year-on-year

•	Group Operating Income[1] at $(95)m, up 34% year-on-year

•	Multi-client capex at $162m, 121% prefunded

•	Other capex at $50m and Free Cash Flow[1] at $(109)m

•	Net debt up at $2,571m at end of September with liquidity at $333m

•	Net income at $(439)m

Financial restructuring plan

•	July 28, lenders’ committee and bondholder general meeting approved the safeguard plan

•	Late September, impaired classes of creditors validated the Chapter 11 plan in the US

•	November 13, EGM on second notice for shareholders to approve the necessary resolutions for the implementation of the financial restructuring plan

•	November 20, French commercial court hearing on safeguard plan and claim filed by some convertibles bondholders

•	Subject in particular to the approval of the EGM and the sanctioning of the draft safeguard plan by the French commercial court , the financial restructuring plan should be implemented in Q1 2018

[1]	Figures before Non-Recurring Charges related to the Transformation Plan and data library impairment

PARIS, France – November 13th 2017 – CGG (ISIN: FR0013181864 – NYSE: CGG), world leader in Geoscience, announced today its 2017 third quarter unaudited results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“In a challenging geoscience market environment, the strong commitment from our teams, the operating performance in all activities and the strategic positioning of our multi-client library have allowed us to reach a revenue of $320 million and an EBITDAs of $90 million this quarter.

The year-to-date revenue were $919 million, up 6% from last year, despite still very low equipment sales. On this basis, we reiterate our 2017 outlook, with an EBITDAs level expected to be in line with 2016 and with lower cash flow generation.

In parallel, we achieved progress in our financial restructuring process initiated early in the year, in obtaining approval from lenders’ committee and bondholder general meeting in France on the safeguard plan on July 28th, and approval from the American Court on the Chapter 11 plan on October 16th.

The next decisive step for CGG’s sustainability is the approval of the necessary resolutions to implement the financial restructuring plan at the shareholders’ Extraordinary General Meeting held today on second notice.

This proposed plan would result in a $2 billion net debt reduction and would provide the necessary liquidity to support the Company’s turnaround, while allowing shareholders to participate to the recovery.”

Post-closing event

•	On October 13, 2017 we made available to the public a prospectus (in the French language, AMF visa n°17-551) in connection with certain issuances provided for under the draft safeguard plan and the Chapter 11 plan in the context of the financial restructuring plan of CGG. The prospectus comprises the CGG reference document (document de référence), filed with the Financial Markets Authority on May 1, 2017, the update of the Company’s Reference Document filed with the AMF on October 13, the securities note (including a summary of the prospectus) dated October 13, 2017, and a summary of the prospectus

•	On October 16, 2017, the relevant U.S. Bankruptcy Court confirmed the Chapter 11 plan

•	On October 17, 2017, a Securities Note Supplement was made available. It describes the undertaking of Bpifrance Participations to vote in favor of the resolutions required to implement the financial restructuring plan, as well as the related undertakings made by the Company and certain of its creditors in the context of the safeguard proceedings. It also specifies that the U.S.Bankrupcy Court has, on October 16, 2017, entered an order confirming the Chapter 11 plan

•	On October 31, 2017, a quorum of 22.48% of the share capital was present at the General Meeting of shareholders, which allowed a vote on the ordinary part of the agenda, i.e. mainly approval of the 2016 consolidated annual financial statements. However, such representation was not sufficient to allow the general meeting to vote on the resolutions required to implement the financial restructuring plan. The required quorum for the extraordinary part of the general meeting on first notice is 25% of the share capital, and 20% on second notice

•	CGG, the creditors who support the proposed restructuring plan, and DNCA agreed to maintain their undertakings in the Lock-Up Agreement, subject to the General Meeting of shareholders being held no later than November 17, 2017. An Extraordinary General Meeting of shareholders has been convened on second notice, on November 13, 2017, to vote on the resolutions required to implement the financial restructuring plan. Bpifrance Participations (which represents approximately 9.35% of the share capital and 10.9% of the voting rights) and DNCA (which represents approximately 7.9% of the share capital and approximately 7.8% of the voting rights) have undertaken to vote in favor of such resolutions

Third Quarter 2017 Key Figures

Before Non-Recurring Charges (NRC)

In million $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017
Group Revenue	264.0	349.8	320.1
Group EBITDAs	97.2	120.0	89.6
Group EBITDAs margin	36.8%	34.3%	28.0%
Group EBITDAs excluding NOR	99.6	122.0	91.1
Operating Income	(38.9)	(3.5)	(24.0)
Opinc margin	(14.7)%	(1.0)%	(7.5)%
Operating Income excluding NOR	(21.5)	1.8	(19.6)
Equity from investments	3.0	(2.5)	(11.2)
Net Financial Costs	(45.0)	(48.2)	(64.4)
Income Taxes	(3.2)	(20.8)	11.6
Non-recurring charges (NRC)	(3.8)	(94.7)	(36.4)
Net Income	(87.9)	(169.7)	(124.4)
Cash Flow from Operations before NRC	21.6	52.2	69.2
Cash Flow from Operations after NRC	(23.4)	(2.1)	93.8
Free Cash Flow before NRC	(105.3)	(23.9)	(10.9)
Free Cash Flow after NRC	(150.3)	(78.2)	13.7
Net Debt	2,304.0	2,497.0	2,570.7
Capital Employed	3,719.3	3,273.5	3,190.3

Year-to-Date 2017 Key Figures

Before Non-Recurring Charges (NRC)

In million $	YTD 2016	YTD 2017
Group Revenue	867.2	919.3
Group EBITDAs	228.1	238.3
Group EBITDAs margin	26.3%	25.9%
Group EBITDAs excluding NOR	245.2	249.8
Operating Income	(142.6)	(94.7)
Opinc margin	(16.4)%	(10.3)%
Operating Income excluding NOR	(76.0)	(64.7)
Equity from investments	2.9	(11.2)
Net Financial Costs	(130.2)	(161.0)
Income Taxes	(15.9)	(11.5)
Non-recurring charges (NRC)	(11.0)	(160.8)
Net Income	(296.8)	(439.2)
Cash Flow from Operations before NRC	393.3	155.8
Cash Flow from Operations after NRC	260.0	80.9
Free Cash Flow before NRC	(8.7)	(109.1)
Free Cash Flow after NRC	(142.0)	(184.0)
Net Debt	2,304.0	2,570.7
Capital Employed	3,719.3	3,190.3

Going concern

On June 14, 2017, a French safeguard procedure was opened with respect to the Company and, on the same date, a US Chapter 11 procedure was opened with respect to 14 of its direct or indirect subsidiaries which are guarantors of the secured debt (French and US Revolving Credit Facilities and Term Loan B) and / or the Senior Notes. Under the umbrella of these legal procedures, the holders of such debt and holders of our convertible bonds (c. U.S. $2.8 billion outstanding principal amount in total) can no longer call for any accelerated repayment. This provides the Group with a protective framework to conduct its businesses in the ordinary course and the Group stakeholders with a limited period of time to approve a restructuring plan.

The main features of the proposed restructuring plan were disclosed together with the announcement of the above-mentioned court procedures on June 14, 2017:

•	Full conversion of unsecured debt (Senior Notes and convertible bonds) into equity;

•	Secured debt (French and US Revolving Credit Facilities and Term Loan B) exchanged for new secured first lien senior notes with a 5-year maturity;

•	Up to U.S.$500 million of new money raised through a U.S.$125 million rights issue and the issuance of U.S.$375 million of new secured second lien senior notes (with warrants) with a 6-year maturity.

As of November 10, 2017, the Group faces material uncertainties that may cast substantial doubt upon its ability to continue as a going concern. Even under the protection of the court procedures mentioned above, and despite having successfully implemented during the first six months of 2017 all planned specific actions related to marine liabilities, fleet ownership and major contract factoring, the U.S. $333 million of Group liquidity as of September 30, 2017 does not allow us to fully fund our current operations until at least September 30, 2018.

The ability of the Group to continue as a going concern depends essentially on the effective and timely implementation of the proposed restructuring plan, especially the raising of up to U.S. $500 million of new money by early 2018. Should the shareholders or the French Court fail to approve the proposed restructuring plan and/or should the targeted implementation timetable of such restructuring plan not be met, the Group liquidity would decrease below the required level to run the operations no later than in the first quarter of 2018 according to the Company cash flow forecasts. If the U.S.$500 million new money is raised in the first quarter of 2018 in accordance with the proposed restructuring plan, the Group liquidity is expected to be sufficient to fund our current operations until September 30, 2018 at least.

Following the successful completion of the private placement of the commitments to subscribe the new money secured second lien senior notes in a principal amount of U.S.$375 million (with warrants) in early July, the proposed restructuring plan is now supported, through signed lock-up agreements, by the required majorities of creditors. The financial restructuring plan was adopted (i) on July 28, 2017 by the lenders’ committee (unanimously) and by the general meeting of bondholders (by 93.5% of the creditors who cast a vote) as part of the safeguard procedure and (ii) late September 2017, by the creditor classes entitled to vote on the Chapter 11 plan. The General Meeting of shareholders held on October 31, 2017 did not meet the required quorum (22.48% compared to the 25% quorum required on first notice) to vote on the resolutions needed to implement the financial restructuring plan. An Extraordinary General Meeting of shareholders has been convened on second notice for November 13, 2017 with a lower quorum required (20%). Bpifrance Participations (which represents approximately. 9.35% of the share capital and 10.9% of the voting rights) and DNCA (which represents approximately 7.9% of the share capital and 7.8% of the voting rights) have undertaken to vote in favor of such resolutions. On that basis, and in light of the terms of the restructuring plan proposed for the various stakeholders, the Company believes that the implementation of the restructuring plan in the first quarter of 2018 is a reasonable assumption.

Having carefully considered the above, the Company on November 10, 2017 concluded that preparing the September 30, 2017 consolidated financial statements on a going concern basis is an appropriate assumption.

Third quarter 2017 financial results by operating segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR In million $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017	Variation Year-on- year		Variation Quarter- to- quarter
Total Revenue	193.4	220.7	185.9	(4)%		(16)%
Multi-Client	99.0	132.7	105.5	7%		(20)%
Prefunding	88.8	73.3	70.1	(21)%		(4)%
After-Sales	10.2	59.4	35.4	247%		(40)%
Subsurface Imaging & Reservoir (SIR)	94.4	88.0	80.4	(15)%		(9)%
EBITDAs	116.0	139.3	102.0	(12)%		(27)%
Margin	60.0%	63.1%	54.9%	(510)	bps	(820	) bps
Operating Income	18.7	37.3	11.8	(37)%		(68)%
Margin	9.7%	16.9%	6.3%	(340)	bps	NA
Equity from Investments	0	0	(0.2)	NA		NA
Capital Employed (in billion $)	2.3	2.3	2.2	NA		NA

GGR Total Revenue was $186 million, down 4% year-on-year and 16% sequentially.

•	Multi-Client revenue was $106 million, up 7% year-on-year and down 20% sequentially. 33% of the fleet was allocated to multi-client programs compared to 71% in Q3 2016 and 48% in Q2 2017. Multi-client sales were the highest in Brazil and onshore US.

•	Prefunding revenue was $70 million, down 21% year-on-year and 4% sequentially. Multi-client cash capex was at $54 million, down 32% year-on-year and 11% sequentially. The cash prefunding rate was at 131% versus 112% in Q3 2016.

•	After-sales revenue was $35 million, up 247% year-on-year and down 40% sequentially.

•	Subsurface Imaging & Reservoir revenue was $80 million, down 15% year-on-year and 9% sequentially. Reservoir businesses were impacted by clients’ low capex spending.

GGR EBITDAs was $102 million, a 54.9% margin.

GGR Operating Income was $12 million, a 6.3% margin. The multi-client depreciation rate totaled 72%, leading to a library Net Book Value of $818 million at the end of September, split 90% offshore and 10% onshore.

GGR Capital Employed was down to $2.2 billion at the end of September 2017.

Equipment

Equipment In million $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Total Revenue	53.5	53.0	39.8	(26)%	(25)%
External Revenue	33.7	47.8	36.2	7%	(24)%
Internal Revenue	19.8	5.2	3.6	(82)%	(31)%
EBITDAs	(1.2)	(5.5)	(8.3)	(592)%	(51)%
Margin	(2.2)%	(10.4)%	(20.9)%	NA	NA
Operating Income	(9.9)	(12.6)	(15.8)	(60)%	(25)%
Margin	(18.5)%	(23.8)%	(39.7)%	NA	NA
Capital Employed (in billion $)	0.7	0.6	0.6	NA	NA

Equipment Total Revenue was $40 million, down 26% year-on-year and 25% sequentially. This drop was driven by much lower internal sales which reached $4m in 2017 versus $20m in Q3 2016. External sales were $36 million, up 7% year-on-year and down 24% sequentially. Land and marine seismic equipment sales were still impacted by low demand this quarter.

Land equipment sales represented 63% of total sales, compared to 48% in the third quarter of 2016, with artificial lift business strengthening.

Marine equipment sales represented 37% of total sales, compared to 52% in the third quarter of 2016, driven notably by various sentinel sections deliveries.

Equipment EBITDAs was $(8) million, a margin of (20.9)%.

Equipment Operating Income was $(16) million, a margin of (39.7)%.

Equipment Capital Employed was stable at $0.6 billion at the end of September 2017.

Contractual Data Acquisition

Contractual Data Acquisition In million $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017	Variation Year-on- year		Variation Quarter-to- quarter
Total Revenue	38.2	82.0	98.7	158%		20%
External Revenue	36.9	81.3	98.0	166%		21%
Internal Revenue	1.3	0.7	0.7	(46)%		0%
Total Marine Acquisition	17.5	60.9	71.1	306%		17%
Total Land and Multi-Physics Acquisition	20.7	21.1	27.6	33%		31%
EBITDAs	1.8	(0.9)	5.1	183%		667%
Margin	4.7%	(1.1)%	5.2%	50	bps	630	bps
Operating Income	(12.9)	(12.7)	(7.1)	45%		44%
Margin	(33.8)%	(15.5)%	(7.2)%	NA		830	bps
Equity from Investments	3.0	0.3	(8.2)	(373)%		NA
Capital Employed (in billion $)	0.5	0.4	0.4	NA		NA

Contractual Data Acquisition Total Revenue was $99 million, up 158% year-on-year and 20% sequentially.

•	Contractual Marine Data Acquisition revenue was $71 million, up 306% year-on-year and 17% sequentially

Our vessel availability rate was 99%. This compares to 94% in the third quarter of 2016 and 100% in the second quarter of 2017. Our vessel production rate was 96%. This compares to 93% in the third quarter of 2016 and 98% in the second quarter of 2017

The increase in revenue can mainly be explained by the higher dedication to contractual surveys, as 67% of the fleet was executing contractual jobs versus 29% in Q3 2016. This was coupled with the continued strong fleet metrics of vessel availability and production rates

•	Land and Multi-Physics Data Acquisition revenue was $28 million, up 33% year-on-year and 31% sequentially. Land activity increased this quarter. Airborne is beginning to see improvements in the mining market

Contractual Data Acquisition EBITDAs was $5 million, a margin of 5.2%.

Contractual Data Acquisition Operating Income was $(7) million, a margin of (7.2)%. Contractual Data Acquisition activities continued to suffer from a still competitive market, mitigated by the strong fleet productivity and the positive impact of Global Seismic Shipping (GSS) JV on the cost structure.

Contractual Data Acquisition Capital Employed was stable at $0.4 billion at the end of September 2017.

Non-Operated Resources

Non-Operated Resources In million $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017	Variation Year-on- year	Variation Quarter- to- quarter
EBITDAs	(2.4)	(2.0)	(1.5)	38%	25%
Operating Income	(17.4)	(5.3)	(4.4)	75%	17%
Equity from Investments	0	(2.8)	(2.8)	NA	NA
Capital Employed (in billion $)	0.2	0	0	NA	NA

The Non-Operated Resources Segment comprises, in terms of EBITDAs and Operating Income, the costs relating to non-operated resources.

Non-Operated Resources EBITDAs was $(2) million.

Non-Operated Resources Operating Income was $(4) million. The amortization of excess streamers has a negative impact on the contribution of this segment.

The equity from investments includes the impact of 50% of the Global Seismic Shipping (GSS) JV, which we own with Eidesvik. Seven vessels were transferred to GSS in Q1 2017, four of them are cold-stacked.

Non-Operated Resources Capital Employed was nil at the end of September 2017.

Third quarter 2017 financial results

Group Total Revenue was $320 million, up 21% year-on-year and down 8% sequentially. The respective contributions from the Group’s businesses were 58% from GGR, 11% from Equipment and 31% from Contractual Data Acquisition.

Group EBITDAs was $90 million, a 28.0% margin, and $53 million after $(36) million of Non-Recurring Charges (NRC) related to the Transformation Plan. Excluding Non-Operated Resources (NOR), and to focus solely on the performance of our active Business Lines, Group EBITDAs was $91 million.

Group Operating Income was $(24) million, a (7.5)% margin, and $(60) million after $(36) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(20) million.

Equity from Investments contribution was $(11) million and can mainly be explained by the negative contribution from the Global Seismic Shipping (GSS) JV and Seabed Geosolutions JV this quarter.

Total non-recurring charges were $36 million, mainly related to the financial restructuring.

Net financial costs were $64 million:

•	Cost of debt was $69 million, including $21 million of accelerated amortization of historical issuing fees. The total amount of interest paid during the quarter was $15 million

•	Other financial items were positive $4 million

Income Taxes were positive $12 million.

Group Net Income was $(124) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(125) million / €(106) million. EPS was negative at $(5.64) / €(4.77).

Cash Flow

Cash Flow from operations was $69 million compared to $22 million for the third quarter of 2016. After cash Non-Recurring Charges, the Cash Flow from operations was $94 million.

Global Capex was $66 million, down 35% year-on-year and 15% sequentially.

•	Industrial capex was $5 million, down 69% year-on-year and 52% sequentially

•	Research & Development capex was $8 million, stable year-on-year and down 7% sequentially

•	Multi-client cash capex was $54 million, down 32% year-on-year and 11% sequentially

After the payment of interest expenses and Capex and before cash NRC, Free Cash Flow was at $(11) million compared to $(105) million for the third quarter of 2016. After cash NRC, Free Cash Flow was at $14 million. The positive impact is mainly explained by the accelerated refund of French tax credit of $40m which was triggered by the safeguard regime.

Comparison of Third Quarter 2017 with Second Quarter 2017 and Third Quarter 2016

Consolidated Income Statements In Million $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017	Variation Year-on- year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.11	1.09	1.17	NA	NA
Operating Revenue	264.0	349.8	320.1	21%	(8)%
GGR	193.4	220.7	185.9	(4)%	(16)%
Equipment	53.5	53.0	39.8	(26)%	(25)%
Contractual Data Acquisition	38.2	82.0	98.7	158%	20%
Elimination	(21.1)	(5.9)	(4.3)	(80)%	(27)%
Gross Margin	(5.9)	32.5	17.4	395%	(46)%
EBITDAs before NRC	97.2	120.0	89.6	(8)%	(25)%
GGR	116.0	139.3	102.0	(12)%	(27)%
Equipment	(1.2)	(5.5)	(8.3)	(592)%	(51)%
Contractual Data Acquisition	1.8	(0.9)	5.1	183%	667%
Non-Operated Resources	(2.4)	(2.0)	(1.5)	38%	25%
Corporate	(8.8)	(8.3)	(7.6)	(14)%	(8)%
Eliminations	(8.2)	(2.6)	(0.1)	(99)%	(96)%
NRC before impairment	(3.8)	(94.7)	(36.4)	858%	(62)%
Operating Income before NRC	(38.9)	(3.5)	(24.0)	38%	(586)%
GGR	18.7	37.3	11.8	(37)%	(68)%
Equipment	(9.9)	(12.6)	(15.8)	(60)%	(25)%
Contractual Data Acquisition	(12.9)	(12.7)	(7.1)	45%	44%
Non-Operated Resources	(17.4)	(5.3)	(4.4)	75%	17%
Corporate	(8.8)	(8.3)	(7.6)	(14)%	(8)%
Eliminations	(8.6)	(1.9)	(0.9)	(90)%	(53)%
NRC	(3.8)	(94.7)	(36.4)	858%	(62)%
Operating Income after NRC	(42.7)	(98.2)	(60.4)	(41)%	38%
Net Financial Costs	(45.0)	(48.2)	(64.4)	43%	34%
Income Taxes	(3.2)	(20.8)	11.6	(463)%	(156)%
Equity from Investments	3.0	(2.5)	(11.2)	(473)%	(348)%
Net Income	(87.9)	(169.7)	(124.4)	(42)%	27%
Shareholder’s Net Income	(87.4)	(169.2)	(124.7)	(43)%	26%
Earnings per share in $	(3.95)	(7.64)	(5.64)	NA	NA
Earnings per share in €	(3.55)	(7.00)	(4.77)	NA	NA

Cash Flow Statements In Million $	Third Quarter 2016	Second Quarter 2017	Third Quarter 2017	Variation Year-on- year	Variation Quarter- to-quarter
EBITDAs before NRC	97.2	120.0	89.6	(8)%	(25)%
Net tax paid	(5.1)	4.9	(0.2)	(96)%	(104)%
Change in Working Capital	(71.7)	(57.4)	(4.8)	93%	92%
Other items	1.2	(15.3)	(15.4)	NA	(1)%
Cash Flow provided by operating activities	21.6	52.2	69.2	220%	33%
Paid Cost of Debt	(28.2)	(13.5)	(14.5)	(49)%	7%
Capex (including change in fixed assets payables)	(101.8)	(77.5)	(67.0)	(34)%	(14)%
Industrial	(15.3)	(9.4)	(5.8)	(62)%	(38)%
R&D	(7.5)	(8.1)	(7.5)	0%	(7)%
Multi-Client (Cash)	(79.0)	(60.0)	(53.7)	(32)%	(11)%
Marine MC	(73.1)	(58.6)	(48.3)	(34)%	(18)%
Land MC	(5.9)	(1.4)	(5.4)	(8)%	286%
Proceeds from disposals of assets	3.1	14.9	1.4	(55)%	(91)%
Free Cash Flow before Cash NRC	(105.3)	(23.9)	(10.9)	90%	54%
Cash NRC	(45.0)	(54.3)	24.6	(155)%	(145)%
Free Cash Flow after Cash NRC	(150.3)	(78.2)	13.7	109%	118%
Non Cash Cost of Debt and Other Financial Items	(17.0)	(35.1)	(54.2)	(219)%	(54)%
Specific items	18.2	3.5	6.6	(64)%	89%
FX Impact	(4.5)	(67.3)	(39.8)	(784)%	41%
Other variance non cash	0.0	15.0	0.0	NA	(100)%
Change in Net Debt	(153.6)	(162.1)	(73.7)	52%	55%
Net debt	2,304.0	2,497.0	2,570.7	12%	3%

Year-to-Date 2017 Financial Results

Group Total Revenue was $919 million, up 6% compared to 2016. The respective contributions from the Group’s businesses were 61% from GGR, 12% from Equipment and 27% from Contractual Data Acquisition.

Group EBITDAs was $238 million, a 25.9% margin, and $78 million after $(161) million of NRC related to the Transformation Plan. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group EBITDAs was $250 million.

Group Operating Income was $(95) million, a (10.3)% margin, and $(256) million after $(161) million of NRC. Excluding NOR, and to focus solely on the performance of our active Business Lines, Group Operating Income was $(65) million.

•	GGR operating income margin was at 11.9%. Multi-Client sales reached $310 million with a cash prefunding rate of 121%. Our highest offshore multi-client sales were made in Gulf of Mexico and Brazil. The depreciation rate was 68% leading to a Net Book Value of $818 million at the end of September

Subsurface Imaging delivered a resilient performance, while reservoir businesses were impacted by clients’ low capex spending

•	Equipment operating income margin was at (35.8)%. Despite very efficient cost management and its manufacturing flexibility, very low volumes continue to strongly impact the profitability of this segment

•	Contractual Data Acquisition operating income margin was at (23.6)% due to weak pricing conditions in Marine, despite our fleet’s good operational performance with a high production rate at 97%. 63% of our fleet was dedicated to the contractual market over the first nine months as we executed a large contract in Mexico. Land and Multi-Physics acquisition continued to suffer from a global low level of activity and slow clients’ decision process

•	NOR operating income was at $(30) million

Equity from Investments contribution was $(11) million year-to-date, mainly explained by the negative contribution from the Global Seismic Shipping (GSS) JV and the Seabed Geosolutions JV.

Total non-recurring charges (NRC) were $161 million:

•	$81 million of financial restructuring costs

•	$80 million of Group Transformation Plan charges, mainly related to Global Seismic Shipping set up

Net financial costs were $161 million:

•	Cost of debt was $164 million, including $21 million of accelerated amortization of historical issuing fees. The total amount of interest paid was $72 million

•	Other financial items were positive at $3 million

Income Taxes were $12 million.

Group Net Income was $(439) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(438) million / €(396) million. EPS was negative at $(19.79) / €(17.89).

Cash Flow

Cash Flow from operations was $156 million before NRC, compared to $393 million for the first nine months of 2016. Cash Flow from operations was $81 million after cash NRC.

Global Capex was $212 million, down 31% year-on-year:

•	Industrial capex was $28 million, down 35% year-on-year

•	Research & development capex was $22 million, down 14% year-on-year

•	Multi-client cash capex was $162 million, down 33% year-on-year

After the payment of interest expenses and Capex and before NRC, Free Cash Flow was $(109) million compared to $(9) million for the first nine months of 2016. After cash NRC, Free Cash Flow was $(184) million.

Balance Sheet

Group gross debt was $2.904 billion at the end of September 2017. Available cash was $333 million and Group net debt was $2.571 billion.

The net debt to shareholders equity ratio, at the end of September 2017, was 441% compared to 206% at the end of December 2016.

The Group’s liquidity amounted to $333 million at the end of September 2017.

Leverage ratio and interest cover ratio are not applicable as of September 30, 2017 as a result of the French safeguard procedure and US Chapter 11 procedure.

Consistent with the financial statements as of December 31, 2016, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the interim financial statements authorized for issue by the Audit Committee on November 10, 2017. This pure accounting reclassification does not question the going concern assumption. Together, the coordinated proceedings in France and the U.S. prevented acceleration of the debt in France and stayed enforcement in respect of the debt outside of France.

Year-to-Date 2017 comparison with Year-to-Date 2016

Consolidated Income Statements In Million $	YTD 2016	YTD 2017	Variation Year-on- year
Exchange rate euro/dollar	1.11	1.11	NA
Operating Revenue	867.2	919.3	6%
GGR	553.8	564.6	2%
Equipment	171.0	125.2	(27)%
Contractual Data Acquisition	186.5	247.2	33%
Elimination	(44.1)	(17.7)	(60)%
Gross Margin	(26.40)	23.4	189%
EBITDAs before NRC	228.1	238.3	4%
GGR	304.6	321.5	6%
Equipment	(11.7)	(22.5)	(92)%
Contractual Data Acquisition	(2.7)	(21.0)	(678)%
Non-Operated Resources	(17.1)	(11.5)	33%
Corporate	(26.4)	(24.0)	(9)%
Eliminations	(18.6)	(4.2)	(77)%
NRC before impairment	(11.0)	(160.8)	NA
Operating Income before NRC	(142.6)	(94.7)	34%
GGR	55.4	67.4	22%
Equipment	(39.0)	(44.8)	(15)%
Contractual Data Acquisition	(46.7)	(58.4)	(25)%
Non-Operated Resources	(66.6)	(30.0)	55%
Corporate	(26.4)	(24.0)	(9)%
Eliminations	(19.3)	(4.9)	(75)%
NRC	(11.0)	(160.8)	NA
Operating Income after NRC	(153.6)	(255.5)	(66)%
Net Financial Costs	(130.2)	(161.0)	24%
Income Taxes	(15.9)	(11.5)	(28)%
Equity from Investments	2.9	(11.2)	(486)%
Net Income	(296.8)	(439.2)	(48)%
Shareholder’s Net Income	(294.3)	(438.0)	(49)%
Earnings per share in $	(14.46)	(19.79)	NA
Earnings per share in €	(13.02)	(17.89)	NA

Cash Flow Statements In Million $	YTD 2016	YTD 2017	Variation Year-on- year
EBITDAs before NRC	228.1	238.3	4%
Net tax paid	(12.9)	1.6	(112)%
Change in Working Capital	162.1	(49.4)	(130)%
Other items	16.0	(34.7)	(317)%
Cash Flow provided by operating activities	393.3	155.8	(60)%
Paid Cost of Debt	(103.0)	(72.2)	(30)%
Capex (including change in fixed assets payables)	(310.5)	(212.2)	(32)%
Industrial	(43.1)	(28.1)	(35)%
R&D	(25.6)	(22.1)	(14)%
Multi-Client (Cash)	(241.8)	(162.0)	(33)%
Marine MC	(214.5)	(143.8)	(33)%
Land MC	(27.3)	(18.2)	(33)%
Proceeds from disposals of assets	11.5	19.5	70%
Free Cash Flow before Cash NRC	(8.7)	(109.1)	NA
Cash NRC	(133.3)	(74.9)	(44)%
Free Cash Flow after Cash NRC	(142.0)	(184.0)	(30)%
Non Cash Cost of Debt and Other Financial Items	(26.9)	(91.9)	(242)%
Specific items	389.2	7.1	(98)%
FX Impact	(24.8)	(117.1)	(372)%
Other variance non cash	0	126.8	NA
Change in Net Debt	195.5	(259.1)	(233)%
Net debt	2,304.0	2,570.7	12%

Q3 2017 Conference call

An English language analysts’ conference call is scheduled today at 5:00 pm (Paris time) – 4:00 pm (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0) 1 76 77 22 29 +44(0) 203 427 1912 6078550

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,400 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2017

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	September 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	333.2	538.8
Trade accounts and notes receivable, net	475.4	434.8
Inventories and work-in-progress, net	286.9	266.3
Income tax assets	67.7	112.2
Other current assets, net	135.1	105.8
Assets held for sale, net	17.0	18.6
Total current assets	1,315.3	1,476.5
Deferred tax assets	34.1	26.0
Investments and other financial assets, net	61.2	51.9
Investments in companies under equity method	201.6	190.5
Property, plant and equipment, net	328.8	708.6
Intangible assets, net	1,145.0	1,184.7
Goodwill, net	1,233.0	1,223.3
Total non-current assets	3,003.7	3,385.0
TOTAL ASSETS	4,319.0	4,861.5
LIABILITIES AND EQUITY
Bank overdrafts	—	1.6
Current portion of financial debt (1)	2,850.9	2,782.1
Trade accounts and notes payables	166.4	157.4
Accrued payroll costs	136.2	138.9
Income taxes payable	40.1	31.6
Advance billings to customers	24.4	24.4
Provisions — current portion	62.9	110.7
Current liabilities associated with funded receivables	48.6	—
Other current liabilities	109.8	140.2
Total current liabilities	3,439.3	3,386.9
Deferred tax liabilities	65.1	67.6
Provisions — non-current portion	123.4	162.1
Financial debt	53.0	66.7
Other non-current liabilities	18.6	21.4
Total non-current liabilities	260.1	317.8
Common stock 25,968,876 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at September 30, 2017 and 22,133,149 at December 31, 2016	20.3	20.3
Additional paid-in capital	1,850.0	1,850.0
Retained earnings	(844.9)	(272.3)
Other Reserves	57.6	171.1
Treasury shares	(20.1)	(20.1)
Net income (loss) for the period attributable to owners of CGG SA	(438.0)	(573.4)
Cumulative income and expense recognized directly in equity	(0.8)	(0.8)
Cumulative translation adjustment	(41.1)	(54.1)
Equity attributable to owners of CGG SA	583.0	1,120.7
Non-controlling interests	36.6	36.1
Total equity	619.6	1,156.8
TOTAL LIABILITIES AND EQUITY	4,319.0	4,861.5

Closing rates were U.S.$1.1806 per € and U.S.$1.0541 per € for September 30, 2017 and December 31, 2016, respectively.

(1)	As of September 30, 2017, out of the U.S.$2,850.9 million of financial debt classified as current liabilities only U.S.$569.0 million had a maturity of less than 12 months. As of December 31, 2016, out of the U.S.$2,782.1 million of financial debt classified as current liabilities, only U.S.$100.1 million had a maturity of less than 12 months. The rest of the financial debt appears as current liabilities as the result of an accounting reclassification due to the application of IAS 1. See Note 3 in 6K statement on financial debts for further explanations.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Nine months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	919.3	867.2
Other income from ordinary activities	0.7	0.9
Total income from ordinary activities	920.0	868.1
Cost of operations	(896.6)	(894.5)
Gross profit	23.4	(26.4)
Research and development expenses, net	(21.4)	(6.6)
Marketing and selling expenses	(41.0)	(46.4)
General and administrative expenses	(59.2)	(63.0)
Other revenues (expenses), net	(157.3)	(11.2)
Operating income	(255.5)	(153.6)
Expenses related to financial debt	(166.3)	(131.2)
Income provided by cash and cash equivalents	2.1	1.4
Cost of financial debt, net	(164.2)	(129.8)
Other financial income (loss)	3.2	(0.4)
Income (loss) of consolidated companies before income taxes	(416.5)	(283.8)
Income taxes	(11.5)	(15.9)
Net income (loss) from consolidated companies	(428.0)	(299.7)
Share of income (loss) in companies accounted for under equity method	(11.2)	2.9
Net income (loss)	(439.2)	(296.8)
Attributable to :
Owners of CGG SA	$(438.0)	(294.3)
Owners of CGG SA (1)	€(396.1)	(265.0)
Non-controlling interests	$(1.2)	(2.5)
Weighted average number of shares outstanding	22,133,149	20,349,525
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	22,133,149	20,349,525
Net income (loss) per share
Basic	$(19.79)	(14.46)
Basic (1)	€(17.89)	(13.02)
Diluted	$(19.79)	(14.46)
Diluted (1)	€(17.89)	(13.02)

(1)	Converted at the average exchange rate of U.S.$1.1058 and U.S.$1.1106 per € for the periods ended September 30, 2017 and 2016, respectively.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended September 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	320.1	264.0
Other income from ordinary activities	—	0.3
Total income from ordinary activities	320.1	264.3
Cost of operations	(302.7)	(270.2)
Gross profit	17.4	(5.9)
Research and development expenses, net	(5.6)	(4.9)
Marketing and selling expenses	(13.9)	(13.9)
General and administrative expenses	(19.2)	(17.7)
Other revenues (expenses), net	(39.1)	(0.3)
Operating income	(60.4)	(42.7)
Expenses related to financial debt	(69.2)	(45.7)
Income provided by cash and cash equivalents	0.5	0.5
Cost of financial debt, net	(68.7)	(45.2)
Other financial income (loss)	4.3	0.2
Income (loss) of consolidated companies before income taxes	(124.8)	(87.7)
Income taxes	11.6	(3.2)
Net income (loss) from consolidated companies	(113.2)	(90.9)
Share of income (loss) in companies accounted for under equity method	(11.2)	3.0
Net income (loss)	(124.4)	(87.9)
Attributable to :
Owners of CGG SA	$(124.7)	(87.4)
Owners of CGG SA (1)	€(105.6)	(78.6)
Non-controlling interests	$0.3	(0.5)
Weighted average number of shares outstanding	22,133,149	22,133,149
Dilutive potential shares from stock-options	(2)	(2)
Dilutive potential shares from performance share plans	(2)	(2)
Dilutive potential shares from convertible bonds	(2)	(2)
Dilutive weighted average number of shares outstanding adjusted when dilutive	22,133,149	22,133,149
Net income (loss) per share
Basic	$(5.64)	(3.95)
Basic (1)	€(4.77)	(3.55)
Diluted	$(5.64)	(3.95)
Diluted (1)	€(4.77)	(3.55)

(1)	Corresponding to the nine months amount in euros less the half-year amount in euros.
(2)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

UNAUDITED ANALYSIS BY SEGMENT

	Nine months ended September 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contrac tual Data Acqui sition	NOR	GGR	Equip ment	Elimi nations and other	Conso lidated Total	Contrac tual Data Acqui sition	NOR	GGR	Equip ment	Elimi nations and other	Conso lidated Total
Revenues from unaffiliated customers	245.1	—	564.6	109.6	—	919.3	181.9	—	553.8	131.5	—	867.2
Inter-segment revenues	2.1	—	—	15.6	(17.7)	—	4.6	—	—	39.5	(44.1)	—
Operating revenues	247.2	—	564.6	125.2	(17.7)	919.3	186.5	—	553.8	171.0	(44.1)	867.2
Depreciation and amortization (excluding multi-client surveys)	(37.2)	(18.4)	(61.1)	(22.3)	(0.7)	(139.7)	(43.9)	(49.5)	(78.3)	(27.3)	(0.3)	(199.3)
Depreciation and amortization of multi-client surveys	—	—	(212.5)	—	—	(212.5)	—	—	(205.1)	—	—	(205.1)
Operating income	(58.4)	(190.8)	67.4	(44.8)	(28.9)	(255.5)	(46.7)	(77.6)	55.4	(39.0)	(45.7)	(153.6)
Share of income in companies accounted for under equity method (1)	(5.4)	(5.6)	(0.2)	—	—	(11.2)	2.9	—	—	—	—	2.9
Earnings before interest and tax (2)	(63.8)	(196.4)	67.2	(44.8)	(28.9)	(266.7)	(43.8)	(77.6)	55.4	(39.0)	(45.7)	(150.7)
Capital expenditures (excluding multi-client surveys) (3)	9.7	—	30.1	9.9	0.5	50.2	12.7	—	41.4	8.8	5.8	68.7
Investments in multi-client surveys, net cash	—	—	162.0	—	—	162.0	—	—	241.8	—	—	241.8
Capital employed	0.4	—	2.2	0.6	—	3.2	0.5	0.2	2.3	0.7	—	3.7
Total identifiable assets	0.6	0.1	2.6	0.6	—	3.9	0.7	0.4	2.7	0.7	—	4.5

(1)	Share of operating results of companies accounted for under the equity method was U.S.$5.7 million and U.S.$3.1 million for the nine months ended September 30, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(94.7) million and U.S.$(105.9) million, respectively, for the nine months ended September 30, 2017, compared to U.S.$(142.6) million and U.S.$(139.7) million, respectively, for the nine months ended September 30, 2016.

For the nine months ended September 30, 2017, Non-Operated Resources EBIT included U.S.$(160.8) million related to the Transformation Plan. For the nine months ended September 30, 2016, Non-Operated Resources EBIT included U.S.$(11.0) million related to the Transformation Plan.

For the nine months ended September 30, 2017, “eliminations and other” included U.S.$(24.0) million of general corporate expenses and U.S.$(4.9) million of intra-group margin. For the nine months ended September 30, 2016, “eliminations and other” included U.S.$(26.4) million of general corporate expenses and U.S.$(19.3) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(22.1) million and U.S.$(25.6) million for the nine months ended September 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

UNAUDITED ANALYSIS BY SEGMENT

	Three months ended September 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contrac tual Data Acqui sition	NOR	GGR	Equip ment	Elimi nations And other	Conso lidated Total	Contrac tual Data Acqui sition	NOR	GGR	Equip ment	Elimi nations and other	Conso lidated Total
Revenues from unaffiliated customers	98.0	—	185.9	36.2	—	320.1	36.9	—	193.4	33.7	—	264.0
Inter-segment revenues	0.7	—	—	3.6	(4.3)	—	1.3	—	—	19.8	(21.1)	—
Operating revenues	98.7	—	185.9	39.8	(4.3)	320.1	38.2	—	193.4	53.5	(21.1)	264.0
Depreciation and amortization (excluding multi-client surveys)	(12.1)	(2.8)	(20.9)	(7.6)	(0.7)	(44.1)	(14.6)	(15.0)	(27.3)	(8.6)	(0.1)	(65.6)
Depreciation and amortization of multi-client surveys	—	—	(75.9)	—	—	(75.9)	—	—	(82.0)	—	—	(82.0)
Operating income	(7.1)	(40.8)	11.8	(15.8)	(8.5)	(60.4)	(12.9)	(21.2)	18.7	(9.9)	(17.4)	(42.7)
Share of income in companies accounted for under equity method (1)	(8.2)	(2.8)	(0.2)	—	—	(11.2)	3.0	—	—	—	—	3.0
Earnings before interest and tax (2)	(15.3)	(43.6)	11.6	(15.8)	(8.5)	(71.6)	(9.9)	(21.2)	18.7	(9.9)	(17.4)	(39.7)
Capital expenditures (excluding multi-client surveys) (3)	1.7	—	8.3	2.1	1.2	13.3	3.4	—	16.0	3.1	0.3	22.8
Investments in multi-client surveys, net cash	—	—	53.7	—	—	53.7	—	—	79.0	—	—	79.0

(1)	Share of operating results of companies accounted for under the equity method was U.S.$3.0 million and U.S.$3.4 million for the three months ended September 30, 2017 and 2016, respectively.
(2)	At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amounted to U.S.$(24.0) million and U.S.$(35.2) million, respectively, for the three months ended September 30, 2017, compared to U.S.$(38.9) million and U.S.$(35.9) million, respectively, for the three months ended September 30, 2016.

For the three months ended September 30, 2017, Non-Operated Resources EBIT included U.S.$(36.4) million related to the Transformation Plan. For the three months ended September 30, 2016, Non-Operated Resources EBIT included U.S.$(3.8) million related to the Transformation Plan.

For the three months ended September 30, 2017, “eliminations and other” included U.S.$(7.6) million of general corporate expenses and U.S.$(0.9) million of intra-group margin. For the three months ended September 30, 2016, “eliminations and other” included U.S.$(8.8) million of general corporate expenses and U.S.$(8.6) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(7.5) million for the three months ended September 30, 2017 and 2016. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine months ended September 30,
Amounts in millions of U.S.$	2017	2016
OPERATING
Net income (loss)	(439.2)	(296.8)
Depreciation and amortization	139.7	199.3
Multi-client surveys depreciation and amortization	212.5	205.1
Depreciation and amortization capitalized in multi-client surveys	(19.6)	(34.2)
Variance on provisions	(18.7)	(119.7)
Stock based compensation expenses	0.4	0.5
Net (gain) loss on disposal of fixed and financial assets	(28.0)	1.2
Equity (income) loss of investees	11.2	(2.9)
Dividends received from investments in companies under equity method	2.0	13.0
Other non-cash items	52.7	(0.4)
Net cash-flow including net cost of financial debt and income tax	(87.0)	(34.9)
Less net cost of financial debt	164.2	129.8
Less income tax expense	11.5	15.9
Net cash-flow excluding net cost of financial debt and income tax	88.7	110.8
Income tax paid	41.6	(12.9)
Net cash-flow before changes in working capital	130.3	97.9
- change in trade accounts and notes receivable	(71.7)	325.1
- change in inventories and work-in-progress	4.2	29.7
- change in other current assets	(28.6)	(24.8)
- change in trade accounts and notes payable	2.8	(100.0)
- change in other current liabilities	43.9	(58.9)
Impact of changes in exchange rate on financial items	—	(9.0)
Net cash-flow provided by operating activities	80.9	260.0
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(50.2)	(68.7)
Investment in multi-client surveys, net cash	(162.0)	(241.8)
Proceeds from disposals of tangible and intangible assets	19.5	11.5
Total net proceeds from financial assets	4.5	6.1
Acquisition of investments, net of cash and cash equivalents acquired	—	—
Variation in loans granted	(1.5)	19.3
Variation in subsidies for capital expenditures	—	(0.6)
Variation in other non-current financial assets	4.5	1.3
Net cash-flow used in investing activities	(185.2)	(272.9)
FINANCING
Repayment of long-term debt	(25.6)	(487.4)
Total issuance of long-term debt	2.3	456.6
Lease repayments	(4.4)	(6.5)
Change in short-term loans	(1.6)	0.9
Financial expenses paid	(72.2)	(103.0)
Net proceeds from capital increase:
— from shareholders	—	367.5
— from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements:
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	(4.4)
Acquisition/disposal from treasury shares	—	0.5
Net cash-flow provided by (used in) financing activities	(101.5)	224.2
Effects of exchange rates on cash	7.7	6.9
Impact of changes in consolidation scope	(7.5)	—
Net increase (decrease) in cash and cash equivalents	(205.6)	218.2
Cash and cash equivalents at beginning of year	538.8	385.3
Cash and cash equivalents at end of period	333.2	603.5

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 13th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer